UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)
☑	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 1-7626
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Sensient Technologies Corporation Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009 AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan
We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG, LLP
Milwaukee, Wisconsin
June 11, 2010

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation
Master Trust	$95,635,569	$74,408,185
Participant loans	4,554,203	4,117,761

Total investments	100,189,772	78,525,946

Contributions receivable from Sensient Technologies Corporation:
Employee contributions	—	—
Employer contributions	2,809,642	2,796,837

Total receivables	2,809,642	2,796,837

Net assets available for benefits at fair value	102,999,414	81,322,783

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	212,178	543,737

Net assets available for benefits	$103,211,592	$81,866,520

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

2009
ADDITIONS:
Contributions:
Participants	$5,258,298
Sensient Technologies Corporation	2,809,642
Rollovers	212,070
Interest on Participant Loans	313,581

Total additions	8,593,591

DEDUCTIONS:
Withdrawals and distributions	(6,024,165)
Administrative expenses	(39,372)

Total deductions	(6,063,537)

Investment income — equity in net income of Sensient Technologies Corporation Master Trust	18,815,018

Net additions	21,345,072

Net assets available for benefits:
Beginning of year	81,866,520

End of year	$103,211,592

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note A — Description of the Plan:
The following description of the Sensient Technologies Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
The Plan is a defined-contribution plan sponsored by Sensient Technologies Corporation (the Company). Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees can contribute up to the maximum amount of their eligible compensation prescribed by law. Employee contributions are 100% vested at all times. The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who made contributions during the Plan year. All Company contributions made after January 1, 2003 are invested in accordance with each participant’s investment election, regardless of age or vested service. Company contributions made before January 1, 2003 previously were invested in common stock of the Company. Effective January 1, 2007, these contributions can be diversified into the employee’s choice of funds. Company contributions to the Plan were $2,809,642 for the year ended December 31, 2009.
Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures available to reduce the Company contribution were $17,000 at December 31, 2009.
Effective January 1, 2006, the Plan was amended and restated. The amendment provides that company matching contributions allocable for Plan years beginning on or after January 1, 2006, shall be fully vested at all times. Company matching contributions, allocable for Plan years beginning before January 1, 2006, vest at 20% per year of credited service with the Company or upon termination due to death or disability.
The amendment further states, 2% of the compensation of eligible employees hired (or rehired) on or after January 1, 2006, shall be automatically withheld and contributed to the Plan on the employee’s behalf as a pre-tax elective deferral contribution, unless the employee elects a different contribution amount or elects not to participate in the Plan.
As of January 1, 2008, the plan will accept Roth elective deferrals made on behalf of participants. The participant’s Roth elective deferrals will be allocated to a separate account maintained for such deferrals (the Roth Elective Deferral Account).
The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee) which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in a trust fund that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.
Effective December 4, 2008, the Company, by action of the Finance Committee of its Board of Directors amended the plan to clarify certain responsibilities of the Benefits Investment Committee and the Benefits Administrative Committee.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note A — (continued):
Participants direct the investment of their account balance from both participant and employer contributions, except certain prior Company contributions previously noted, into various investment options offered by the Plan. The Plan currently offers nine equity mutual funds, three fixed income mutual funds, and the Sensient Technologies Common Stock Fund as investment options for participants. Participants may revise their investment allocations daily.
Individual accounts are maintained by the Trustee for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan income and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance up to a maximum of $50,000 less any other outstanding loans in the Plan. The minimum loan allowable is $1,000. Monthly payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence. Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter. Unless loans are repaid in full 90 days after the time of retirement or termination, the amount of the loan becomes taxable income to the participant. Interest rates on loans outstanding at December 31, 2009 and 2008, ranged from 4.75% to 9.75%.
Hardship withdrawals may be authorized by the Committee in the event of financial hardship of the participant. Such distributions are made in accordance with written policies and procedures, as set forth in accordance with the Internal Revenue Code, Treasury regulations and applicable law.
Participants that have account balances in the Managed Income Portfolio, a common collective trust fund of the Fidelity Group Trust, are permitted to redeem funds on any business day; however the Plan is required to provide a one year redemption notice to liquidate its entire share in the Managed Income Portfolio.
Note B — Accounting Policies:
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested. The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States. Assets of the Plan are stated at fair value.
Certain administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note B — (continued):
The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the Managed Income Portfolio is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
As described in the Accounting Standards Codification (ASC), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Managed Income Portfolio consists of benefit responsive investment contracts. As required by the ASC, the statement of net assets available for benefits presents the fair value of the investment in the Managed Income Portfolio as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Managed Income Portfolio is based on information reported by Fidelity at year-end. The contract value of the Managed Income Portfolio represents contributions plus earnings, less participant withdrawals and administrative expenses.
Note C — Sensient Technologies Corporation Master Trust:
The Plan’s investments, except participant loans, are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (ESOP). Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.
Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note C — (continued):
The fair value of the net assets of the Master Trust as of December 31, 2009 and 2008, is as follows:

	2009	2008
Sensient Technologies Corporation common stock*	$47,406,923	$45,126,990
Fixed income mutual funds	24,942,003	22,119,291
Equity mutual funds	64,954,046	45,116,141

Net assets in Master Trust at fair value	137,302,972	112,362,422
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	310,740	816,824

Net assets in Master Trust at contract value	$137,613,712	$113,179,246

Plan’s investment in Master Trust as a percent of total	69.65%	66.22%

*	Party-in-interest
The net income of the Master Trust for the year ended December 31, 2009, is as follows:

2009
Dividends on Sensient Technologies Corporation common stock*	$1,309,870
Interest and other dividends	1,261,288
Net appreciation of investments based on quoted market prices	21,019,920

Net income of Master Trust	$23,591,078

Plan’s equity in net income of the Master Trust	$18,815,018

*	Party-in-interest
During the year ended December 31, 2009, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2009
Sensient Technologies Corporation common stock*	$4,548,443
Mutual funds	16,471,477

Net appreciation in fair value of investments — Master Trust	$21,019,920

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note D — Non-participant Directed Investments:
The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation common stock. Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments. Information about the net assets and the significant components of the changes in net assets relating to non-participant directed net assets of the Plan held by the Master Trust is as follows:

	2009	2008

Non-participant directed net assets:
Sensient Technologies Corporation common stock*	$13,671,866	$12,708,206

2009
Changes in non-participant directed net assets:
Dividends	$343,213
Net appreciation	1,492,828
Withdrawals and distributions	(869,152)
Other	(3,229)

$963,660

*	Party-in-interest
Note E — Income Tax Status:
The Plan has received a determination letter from the Internal Revenue Service dated December 18, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
Note F — Benefits Payable:
As of December 31, 2009 and 2008, the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.
Note G — Parties-in-Interest:
Certain Plan investments are managed and issued by Fidelity, the custodian of the Plan’s investment assets, and therefore, some transactions qualify as party-in-interest transactions. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services. Fees paid by the Plan were $39,372 for the year ended December 31, 2009.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note H — Fair Value Measurements:
As of December 31, 2009 and 2008 , the Plan’s only assets and liabilities subject to ASC 820, Fair Value Measurements and Disclosures, are Sensient Technologies Corporation common stock and mutual fund investments held by the Master Trust and participant loans held by the Plan. The fair values of the Sensient Technologies Corporation common stock and the mutual fund investments were based on December 31, 2009 and 2008 market quotes (Level 1 inputs). One of the mutual funds is the Managed Income Portfolio which is a fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. The fair value of the Managed Income Portfolio is based on the fair value of the underlying investment contracts as reported by Fidelity (Level 2 inputs). The fair values of the participant loans were based on the amortized value of the loans (Level 3 inputs).
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets and the Plan’s participant loans at fair value as of December 31, 2009 and 2008:

December 31, 2009	Level 1	Level 2	Level 3	Total

Sensient Technologies Corporation common stock *	$47,406,923	$—	$—	$47,406,923
Mutual fund investments	73,185,248	—	—	73,185,248
Managed Income Portfolio	—	16,710,801		16,710,801
Participant loans	—	—	4,554,203	4,554,203

Total assets at fair value	$120,592,171	$16,710,801	$4,554,203	$141,857,175

*	Party-in-interest

December 31, 2008	Level 1	Level 2	Level 3	Total

Sensient Technologies Corporation common stock *	$45,126,990	$—	$—	$45,126,990
Mutual fund investments	52,092,826	—	—	52,092,826
Managed Income Portfolio		15,142,606		15,142,606
Participant loans		—	4,117,761	4,117,761

Total assets at fair value	$97,219,816	$15,142,606	$4,117,761	$116,480,183

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note H — (continued):
The following sets forth a summary of changes in the fair value of the participant loans for the year ended December 31, 2009:

	2009	2008

Beginning Balance	$4,117,761	$4,232,062
Loan repayments	(1,504,188)	(1,573,549)
Loan disbursements	1,940,630	1,459,248

Ending Balance	$4,554,203	$4,117,761

Note I — Subsequent Events
The Plan adopted the disclosure requirements of ASC 855, Subsequent Events, on April 1, 2009. This codification topic provides disclosure requirements pertaining to events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The Plan performed an evaluation of subsequent events through the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS
SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2009	Plan 006 EIN 39-0561070

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
*	Participant Loans	Participant borrowings against their individual account balances, interest rates from 4.75% to 9.75%, and maturing through 2028 (694 loans outstanding)	$4,554,203	$4,554,203

	Total		$4,554,203	$4,554,203

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan
Date: June 11, 2010	By:	/s/ John L. Hammond
		Name:	John L. Hammond
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm